Exhibit (d)(i)

CONFIDENTIAL

STANDSTILL AGREEMENT

This Standstill Agreement (including the exhibits and appendices hereto, the “Agreement”) is made and entered into effective as of the 27th day of July 2026 by and among XAI Floating Rate & Alternative Income Trust (the “Fund”), and Bulldog Investors, LLP. Bulldog Investors LLP and its officers, directors, members and employees are collectively referred to herein as “Bulldog Investors”.

WHEREAS, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, as of the close of business on June 2, 2026, the record date for the Special Meeting (as defined below), the Fund had outstanding 15,230,884 common shares of beneficial interest, par value $0.01 per share (“Common Shares”); and

WHEREAS, Bulldog Investors is the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of approximately 313,000 Common Shares;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and other good and valuable consideration, the parties agree as follows:

1.	The Fund. The Board of Trustees of the Fund (the “Board”) has approved a liquidity plan for the Fund the terms of which are set forth in Appendix A (the “Liquidity Plan”) to become effective following approval of a new investment sub-advisory agreement among the Fund, XA Investments LLC and Rockford Tower Asset Management, L.L.C. (the “King Street Sub-Advisory Agreement”) at the special meeting of shareholders of the Fund to be held at on Thursday, July 30, 2026, at 10:00 a.m. (Central time) and any adjournment(s), postponement(s) or delay(s) thereof (the “Special Meeting”) (the “Proposal”).

2.	Bulldog Investors.

(a)	Bulldog Investors covenants and agrees that with respect to the Special Meeting:

(i)	Bulldog Investors will use its best efforts to cause all Common Shares it beneficially owns as of the record date for such meeting to be counted as present thereat for purposes of a quorum;

(ii)	Bulldog Investors will use its best efforts to cause to be voted at the Special Meeting all of the Common Shares it beneficially owns as of the record date for the Special Meeting (i) for the Proposal, and (ii) with respect to any other matters to come before the Special Meeting, in favor of and in accordance with the recommendation of the Board.

(b)	Bulldog Investors covenants and agrees that during the period from the date of this Agreement through July 26, 2028 (the “Effective Period”):

(i)	Bulldog Investors will use its best efforts to cause all Common Shares it beneficially owns as of the record date for any annual or special meeting of shareholders of the Fund to be counted as present thereat for purposes of a quorum.

(ii)	Bulldog Investors will use its best efforts to cause to be voted at any annual or special meeting of shareholders of the Fund all of the Common Shares it beneficially owns as of the record date for such meeting (i) for the slate of Trustees nominated by the Board, and (ii) with respect to all other proposals by the Board or any shareholder, in accordance with the recommendation of the Board (unless Bulldog Investors determines in good faith, upon written advice of counsel, that voting in accordance with the recommendation of the Board would constitute a breach of its fiduciary duty owed to its clients).

(iii)	Bulldog Investors shall, in connection with any annual or special meeting of shareholders of the Fund, (i) refrain from directly or indirectly making, supporting or encouraging any shareholder proposals concerning the Fund; (ii) refrain from directly or indirectly soliciting or encouraging others to vote against the recommendations of the Board on any matters affecting the Fund; (iii) refrain from proposing any nominees for election to the Board; (iv) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Fund including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Fund’s assets; (v) refrain from joining or participating in a group with any unaffiliated third parties concerning the Fund; (vi) refrain from seeking the removal of any member of the Board; (vii) refrain from seeking control or influence over the management or policies of the Fund; and (viii) refrain from publicly disclosing any intention, plan, proposal or arrangement or other matter inconsistent with its obligations under this subparagraph 2(b)(iii).

(iv)	Bulldog Investors shall not publicly, or privately in a manner that is intended to or would reasonably be expected to require any public disclosure by the Fund or Bulldog Investors, request that the Fund, the Board or any of their respective representatives amend or waive any provision of Sections 2(b) (including this sentence) or for the Board to specifically invite Bulldog Investors or any of its Affiliates to take any of the actions prohibited by Sections 2(b).

(v)	If the Fund fails to commence the Initial Tender Offer (as defined in Appendix A) within 60 days after the receipt of shareholder approval of the Proposal or any required Contingent Tender Offer (as defined in Appendix A), in each case within 60 days after the end of the Measurement Period or Second Measurement Period, as applicable, in accordance with the terms of Appendix A, this Agreement shall be void and of no further effect.

3.	No Disparagement. During the Effective Period, the Fund shall refrain from directly or indirectly making disparaging remarks, comments or statements about, or taking any action reasonably likely to damage the reputation of, Bulldog Investors and its partners, members, trustees, directors, officers, employees or affiliates. During the Effective Period, Bulldog Investors shall refrain from directly or indirectly making disparaging remarks, comments or statements about, or taking any action reasonably likely to damage the reputation of, the Fund, XA Investments, LLC, Rockford Tower Asset Management, L.L.C. and their respective members, trustees, directors, officers, employees or affiliates. Such disparaging remarks, comments or statements include, but are not limited to, those that impugn the character, honesty, integrity, morality, business acumen or abilities of the individual or entity being disparaged. The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

4.	Representations and Warranties.

(a)	Bulldog Investors represents and warrants as follows:

(i)	It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(ii)	This Agreement has been duly and validly authorized, executed and delivered by it, constitutes a valid and binding obligation and agreement and is enforceable against it in accordance with its terms.

(iii)	It beneficially owns, directly or indirectly, and has the sole power to vote all the common shares of the Fund as described in the recitals to this Agreement.

(b)	The Fund represents and warrants as follows:

(i)	It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(ii)	This Agreement has been duly and validly authorized, executed and delivered by it, constitutes a valid and binding obligation and agreement and is enforceable against it in accordance with its terms.

5.	Press Releases; Public Statements. The parties shall not, unless legally required to do so, cause this Agreement to be made publicly available or otherwise publicly disclose the terms of this Agreement without the written consent of the other party, except:

(a)	The Fund intends to issue a press release prior to the commencement of trading on the New York Stock Exchange on July 27, 2026 (the “Fund Announcement”) stating that the parties have entered into this Agreement. The Fund will provide Bulldog Investors with a reasonable opportunity to review a draft of the Fund Announcement and will consider in good faith reasonable comments of Bulldog Investors.

(b)	Bulldog Investors intends to issue a press release on July 27, 2026 (the “Bulldog Announcement”) in support of the Proposal. Bulldog Investors will provide the Fund with a reasonable opportunity to review a draft of the Bulldog Announcement and will consider in good faith reasonable comments of the Fund.

(c)	Bulldog Investors intends to publicly and privately encourage other shareholders to vote for the Proposal, it being understood and agreed that in doing so Bulldog Investors will be doing so on its own behalf and not at the direction of or as agent of the Fund.

(d)	Any disclosure may be made if the party making such disclosure is advised by counsel that such disclosure is required by rule or law, provided that the disclosing party will provide the text of such disclosure to the other party at least 24 hours in advance of the time the disclosure will be made to the extent that providing such advance notice will not cause the disclosing party to miss any disclosure deadline imposed by law, rule or regulation.

(e)	Any disclosure may be made if the party making such disclosure is required to make such disclosure by the SEC or any other governmental body or agency, self-regulatory organization or court or other tribunal having jurisdiction over the disclosing party.

(f)	The Fund will pay the reasonable costs of issuing the Bulldog Announcement.

6.	No Assignment. This Agreement shall be binding upon the parties and their respective legal successors and permitted assigns. Neither party may assign this Agreement without the prior written consent of the other party and any such attempted assignment shall be void.

7.	Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the parties shall be governed by the laws of the State of New York, without regard to conflicts of law rules. The parties hereto agree that the defendant shall determine the proper forum for any legal controversy arising in connection with this Agreement, and the parties hereby consent to the exclusive jurisdiction of such court for such purposes, provided that such forum must be in the State of New York.

8.	Injunctive Relief: Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to the other party for which monetary damages will not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by the other party of its obligations under this Agreement, the non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations set forth in Paragraph 2 of this Agreement.

9.	Modification. No modification, amendment, supplement to or waiver of this Agreement of any of its provisions shall be binding upon the parties hereto unless made in writing and duly signed by all parties.

10.	Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision.

11.	No Waiver. A waiver of a breach or default under this Agreement shall not be a waiver of any other or subsequent breach or default. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition unless such term or condition is expressly waived in writing.

12.	Counterparts. This Agreement may be executed in counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

13.	Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by U.S. certified mail, return receipt requested, or by overnight courier service to:

If to the Fund, to:

XAI Floating Rate & Alternative Income Trust
321 North Clark Street #2430

Chicago, Illinois 60654

Attention:  Benjamin D. McCulloch

E-mail:        bmcculloch@XAInvestments.com

with copies to (which copies shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
320 South Canal Street

Chicago, Illinois 60606
Attention:  Kevin T. Hardy

E-mail:        kevin.hardy@skadden.com

If to Bulldog Investors, to:

Bulldog Investors, LLP

Park 80 West – Plaza Two, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

Attention: Phillip Goldstein

E-mail:        pgoldstein@bulldoginvestors.com

with a copy to (which copy shall not constitute notice):

Stephanie Darling

General Counsel and Chief Compliance Officer

Park 80 West – Plaza Two, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

E-mail: sdarling@bulldoginvestors.com

14.	Entire Agreement. This Agreement and any other written agreement entered into by the parties on or after the date of this Agreement shall constitute the entire Agreement among the parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the parties respecting the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement of the day, month, and year first above written.

BULLDOG INVESTORS, LLP

By:	/s/ Phillip Goldstein
Name:	Phillip Goldstein
Title:	Managing Partner

XAI FLOATING RATE & ALTERNATIVE INCOME TRUST

By:	/s/ Benjamin D. McCulloch
Name:	Benjamin D. McCulloch
Title:	Chief Legal Officer and Secretary

Appendix A

Liquidity Plan

The Board of Trustees has adopted a Liquidity Plan, which will consist of an Initial Tender Offer and two Contingent Tender Offers (collectively, the “Tender Offers”).

1.	Effective Date: The Liquidity Plan will become effective upon approval by shareholders of the King Street Sub-Advisory Agreement.

2.	Initial Tender Offer.

a.	Within 45 days after receipt of shareholder approval of the Proposal, the Fund will use its best efforts to commence a tender offer (the “Initial Tender Offer”) to purchase up to 12.5% of its outstanding Common Shares (the “Initial tender Maximum Amount”). The Initial Tender Offer shall be subject to the conditions set forth in Paragraph 6 below.

b.	The Initial Tender Offer shall include the following terms:

i.	Shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the expiration date of the Initial Tender Offer.

ii.	The Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the Initial Tender Maximum Amount if greater than the Initial Tender Maximum Amount of Common Shares are properly tendered and not properly withdrawn.

iii.	The Initial Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

iv.	The Initial Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

3.	First Contingent Tender Offer.

a.	Subject to 3(c) below, the Fund will use its best efforts to commence a tender offer (the “First Contingent Tender Offer”) within 30 days of the end of the Measurement Period (as defined below) to purchase up to 7.5% of its then outstanding Common Shares (the “First Contingent Tender Maximum Amount”). The First Contingent Tender Offer shall be subject to the conditions set forth in Paragraph 6 below.

b.	The First Contingent Tender Offer shall include the following terms:

i.	Shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund’s NAV as determined as of the close of the regular trading session of the NYSE on the expiration date of the First Contingent Tender Offer.

ii.	The Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the First Contingent Tender Maximum Amount if greater than the First Contingent Tender Maximum Amount of Common Shares are properly tendered and not properly withdrawn.

iii.	The First Contingent Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

iv.	The First Contingent Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

c.	The Fund will not be required to conduct the First Contingent Tender Offer if:

i.	on any three consecutive trading days during the Measurement Period, the last reported price of the Common Shares on the NYSE represents a discount to such day’s NAV per share of less than 15%; or

ii.	the Fund’s average daily NAV during the final 20 trading days of the Measurement Period exceeds the Fund’s Adjusted Measurement NAV (as defined below) by at least $0.25 per share.

4.	Second Contingent Tender Offer.

a.	Subject to 4(c) below, the Fund will use its best efforts to commence a tender offer (the “Second Contingent Tender Offer”) within 30 days of the end of the Second Measurement Period (as defined below) to purchase up to 5% of its then outstanding Common Shares (the “Second Contingent Tender Maximum Amount”). The Second Contingent Tender Offer shall be subject to the conditions set forth in Paragraph 6 below.

b.	The Second Contingent Tender Offer shall include the following terms:

i.	Shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund’s NAV as determined as of the close of the regular trading session of the NYSE on the expiration date of the Second Contingent Tender Offer.

ii.	The Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the Second Contingent Tender Maximum Amount if greater than the Second Contingent Tender Maximum Amount of Common Shares are properly tendered and not properly withdrawn.

iii.	The Second Contingent Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

iv.	The Second Contingent Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

c.	The Fund will not be required to conduct the Second Contingent Tender Offer if:

i.	on any three consecutive trading days during the Second Measurement Period, the last reported price of the Common Shares on the NYSE represents a discount to such day’s NAV per share of less than 15%; or

ii.	the Fund’s average daily NAV during the final 20 trading days of the Second Measurement Period exceeds the Fund’s Adjusted Measurement NAV by at least $0.25 per share.

5.	As used in this Appendix A the following terms shall have the following meanings:

a.	The “Measurement Commencement Date” shall be the fifth business day after the completion of the Initial Tender Offer.

b.	The “Measurement Period” shall be the one year period beginning on the Measurement Commencement Date.

c.	The “Second Measurement Period” shall be the two year period beginning on the Measurement Commencement Date.

d.	The “Adjusted Measurement NAV” shall be the Fund’s NAV per share on the Measurement Commencement Date, increased by an amount equal to the per share amount by which the distribution(s) declared on the Common Shares in any month during the Measurement Period (or the Second Measurement Period, as applicable) is less than $0.225 per share, and decreased by an amount equal to the per share amount by which the distribution(s) declared on the Common Shares in any month during the Measurement Period (or the Second Measurement Period, as applicable) is greater than $0.225 per share.

e.	Capitalized terms used and not defined in this Appendix A shall have the meaning set forth in the Agreement.

6.	Notwithstanding the foregoing, the Fund will not commence a Tender Offer or accept tenders of Common Shares during any period when:

a.	such transactions, if consummated, would: (A) result in the delisting of the Common Shares from the NYSE or (B) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended;

b.	there is any (A) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State; (D) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (E) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (F) in the Board’s judgment, other event or condition exists which would have a material adverse effect on the Fund or its shareholders if Common Shares were repurchased; or

c.	the Board determines in good faith, upon written advice of counsel, that effecting any such transaction would constitute a breach of its fiduciary duty owed to the Fund or its shareholders.

In the event of a delay pursuant to either of clauses (a) or (b) above, the Fund will commence the Tender Offer delayed by the pendency of such events within 20 days after the termination of such delaying event.

In the event of a delay pursuant to any of clauses (a), (b) or (c) above, the Fund will provide written notice to Bulldog Investors together with an analysis of the reason for such delay and reasonable support for such determination. In the event that all delaying events have not ceased within six months of the date of the earliest to occur of any such delaying event, then the obligations of Bulldog Investments pursuant to Section 2 of the Agreement shall be null and void and of no further force and effect, and the parties shall negotiate in good faith to reach an agreement that provides comparable benefit to the shareholders of the Fund.

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